CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                               December 20, 2013


VIA EDGAR CORRESPONDENCE FILING
-------------------------------

Karen Rossotto, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:     First Trust New Opportunities MLP & Energy Fund (the "Fund")
                           File Nos. 333-191808; 811-22902
             ------------------------------------------------------------


Dear Ms. Rossotto:

      We have received your comments regarding the Registration Statement for the above captioned Fund in your letter of November 15, 2013. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter.

                                   PROSPECTUS

      1. IN GENERAL, WE NOTE THAT PORTIONS OF THE FILING ARE INCOMPLETE. WE MAY HAVE ADDITIONAL COMMENTS ON SUCH PORTIONS WHEN YOU COMPLETE THEM IN PRE-EFFECTIVE AMENDMENTS, ON DISCLOSURES MADE IN RESPONSE TO THIS LETTER, ON INFORMATION YOU SUPPLY TO US, OR ON EXHIBITS ADDED IN ANY PRE-EFFECTIVE AMENDMENTS.

      Response: We take note of the above comment. Except with respect to certain information that may be omitted in reliance on Rule 430A under the Securities Act of 1933, as amended, we intend to address any remaining incomplete portions of the Registration Statement in one or more pre-effective amendments to the Registration Statement filed prior to effectiveness.

COVER PAGE

      2. IN INVESTMENT STRATEGY, PLEASE DISCLOSE THAT THE TERMS "THE ENERGY SECTOR" AND "ENERGY UTILITIES INDUSTRIES" WILL BE DEFINED IN THE PROSPECTUS.

      Response: Pursuant to your request, we have disclosed on the Cover Page of the Prospectus that the terms "energy sector" and "energy utilities" are used as defined later in the Prospectus.

      3. PLEASE EXPLAIN TO US HOW THE FUND'S DEFINITION OF MANAGED ASSETS COMPLIES WITH THE REQUIREMENT OF RULE 35D-1 UNDER THE INVESTMENT COMPANY ACT THAT THE FUND HAVE AT LEAST 80% OF ITS NET ASSETS, PLUS THE AMOUNT OF ANY BORROWINGS FOR INVESTMENT PURPOSES, INVESTED IN MLPS AND ENERGY SECURITIES.

      Response: We believe that the definition of "Managed Assets" is consistent with Rule 35d-1 in that "average daily gross asset value" minus "the sum of the Fund's accrued and unpaid dividends on any outstanding Preferred Shares and accrued liabilities (other than the principal amount of any Borrowings)" represents the Fund's "net assets" (as used in Rule 35d-1) and that "assets attributable to the Fund's Preferred Shares and the principal amount of any Borrowings" included in "average daily gross asset value" represents "borrowings for investment purposes" (as used in Rule 35d-1). We further note, as indicated on the revised Cover Page of the Prospectus, that, for purposes of determining Managed Assets, the liquidation preference of the Preferred Shares, if any, is not treated as a liability.

PROSPECTUS SUMMARY

      4. ON PAGE 3, IN INVESTMENT PHILOSOPHY AND PROCESS, IT STATES THAT "THE SUB-ADVISOR WILL SEEK ENERGY SECTOR AND ENERGY UTILITIES COMPANIES CHARACTERIZED BY "NON-CYCLICAL, FEE-FOR-SERVICE REVENUES". EARLIER IN THIS SECTION, ON PAGE 2, IT IS EXPLAINED THAT "[I]N THE ENERGY SECTOR, SUCH FEE-FOR-SERVICE ASSETS ARE COMPRISED OF INTERSTATE PIPELINES, INTRASTATE PIPELINES WITH LONG-TERM CONTRACTS, POWER GENERATION ASSETS, STORAGE AND TERMINAL FACILITIES WITH LONG-TERM CONTRACTS AND REGULATED POWER TRANSMISSION AND DISTRIBUTION ASSETS." IT ALSO STATES THAT THE SUB-ADVISOR "WILL SEEK TO LIMIT THE CYCLICAL ENERGY EXPOSURE OF THE PORTFOLIO", WHICH ARE "INVESTMENTS IN OIL AND GAS EXPLORATION, DEVELOPMENT AND PRODUCTION". HOWEVER, ON PAGE 3, IN INVESTMENT OBJECTIVE AND POLICIES, THE FUND'S DEFINITION OF "ENERGY SECTOR" AND "ENERGY UTILITIES" LARGELY INCLUDES THE CYCLICAL INDUSTRIES THAT THE SUB-ADVISOR WILL BE INVESTING IN ON A LIMITED BASIS. ALTHOUGH THIS IS THE "GICS" DEFINITION, INCLUDING INDUSTRIES THAT THE FUND WILL NOT BE INVESTING IN IS CONFUSING. PLEASE REVISE THESE SECTIONS TO ELIMINATE THIS INCONSISTENCY AND IDENTIFY CLEARLY THE INDUSTRIES THAT THE FUND WILL BE PRINCIPALLY INVESTING IN WITHIN THE ENERGY SECTOR.

      Response: Pursuant to your request, we have revised various sections of the Prospectus to clarify the investment philosophy of the Sub-Advisor. Because the MLPs and MLP-related entities characterized by non-cyclical, fee-for-service revenues may nonetheless have segments of their respective businesses that are exposed to cyclical, non-fee-for-service assets, the Fund will seek to limit its cyclical asset exposure by investing in MLPs and MLP-related entities whose businesses are weighted more heavily in non-cyclical, fee-for-service assets, and we have updated applicable sections of the Prospectus accordingly. For example, following the definitions of "energy sector" and "energy utilities" on page 3 the Prospectus Summary, we have added the following sentence:


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            "Within the energy sector and energy utilities industries, the
            Sub-Advisor intends to invest in companies that are weighted towards non-cyclical, fee-for-service assets comprised of interstate pipelines, intrastate pipelines with long-term contracts, power generation assets, storage and terminal facilities with long-term contracts and regulated power transmission and distribution assets and to limit its investments in companies with a bias towards cyclical assets."

      5. IN ADDITION, ON PAGE 3, IN THE FOURTH PARAGRAPH OF INVESTMENT PHILOSOPHY AND PROCESS, IT STATES THAT THE SUB-ADVISOR WILL SEEK ENERGY COMPANIES CHARACTERIZED BY "MONOPOLY-LIKE ASSETS" AND "FEE-FOR-SERVICE REVENUES WITH INFLATION PROTECTION OR COST PASS-THROUGH PROTECTIONS." IN ACCORDANCE WITH GENERAL INSTRUCTIONS FOR PART A OF FORM N-2, PLEASE EITHER EXPLAIN THESE TERMS, OR OTHERWISE REVISE THIS SENTENCE TO AVOID THE USE OF TECHNICAL TERMS AND TO PROVIDE THE INFORMATION IN THE PROSPECTUS IN A SIMPLE AND UNDERSTANDABLE MANNER.

      Response: Pursuant to your request, we have revised the above-referenced sentence to further explain the usage of these terms, as follows:

            "In general, the Sub-Advisor will seek energy sector and energy utilities companies weighted towards:
              o regulated monopoly or monopoly-like assets (i.e., companies that own unique assets that provide for a sustainable competitive advantage due to control of location);
              o non-cyclical cash flows (i.e., companies that have most or all of their assets in businesses whose revenues tend not to fluctuate with commodity prices and tend to be less sensitive to changes in the economic cycle);
              o fee-for-service revenues (i.e., companies that have most or all of their assets in businesses whose revenues are not tied to changes in commodity prices and/or volumes actually shipped through or stored in their facilities); and
              o cost escalators (i.e., companies that have most or all of their assets in businesses whose revenues and/or margins can be adjusted to compensate for changes in the company's costs)."

      6. ON PAGE 3, IN INVESTMENT OBJECTIVE AND POLICIES, IT STATES THAT "[T]HE FUND CONSIDERS INVESTMENTS IN 'MLP-RELATED ENTITIES' TO INCLUDE ... SECURITIES THAT ARE DERIVATIVES OF INTERESTS IN MLPS." PLEASE DISCLOSE THE TYPES OF DERIVATIVES THAT THE FUND WILL INVEST IN AS A PRINCIPAL STRATEGY. PLEASE INCLUDE CORRESPONDING RISKS OF THESE DERIVATIVES IN SPECIAL RISK CONSIDERATIONS.

      Response: We have removed the reference to "securities that are derivatives of interests in MLPs" from the definition of "MLP-related entities." We refer you instead to the Hedging and Strategic Transactions and Special Risk Considerations--Strategic Transactions Risk sections of the Prospectus Summary, which have been revised to clarify the types of derivatives that the Fund will

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invest in as a principal strategy and the risks associated with such derivatives.

      7. ON PAGE 4, IN INVESTMENT OBJECTIVE AND POLICIES, IN THE FIRST NON-FUNDAMENTAL INVESTMENT POLICY, PLEASE DESCRIBE WHAT "I-SHARES" ARE. PLEASE ALSO DISCLOSE WHAT THE PHRASE "IN THE MONEY" MEANS.

      Response: Pursuant to your request, we have revised the above-referenced section of the Prospectus Summary to add a description of "I-Shares" and an explanation of the phrase "in the money," as follows:

            "Equity securities currently consist of common units and subordinated units of MLPs, I-Shares, which represent an ownership interest issued by an affiliated party of an MLP, and common stock of MLP-related entities, such as general partners or other affiliates of the MLPs, and convertible securities that are in the money (i.e., the conversion price is less than the price of the underlying stock) and immediately convertible into equity securities of such entities."

      8. ON PAGE 7, IN THE SECOND PARAGRAPH OF HEDGING AND STRATEGIC TRANSACTIONS, THE FUND STATES THAT IT WILL USE CREDIT DEFAULT SWAPS IN STRATEGIC TRANSACTIONS. PLEASE CONFIRM TO US THAT AS THE SELLER IN CREDIT DEFAULT SWAP AGREEMENTS, THE FUND COVERS THE FULL NOTIONAL AMOUNT OF THE TRANSACTION.

      Response: We confirm that, as the seller in a credit default swap agreement, the Fund would cover the full notional amount of the transaction. In response to comment 10.d., as further discussed below, we have moved the disclosure in the Prospectus relating to credit default swaps to the Statement of Additional Information, as credit default swap agreements are not currently expected to be a principal investment of the Fund. We refer you in part to page 34 of the Statement of Additional Information under Asset Coverage and Asset Segregation, which states the following:

            "If the Fund enters into a swap agreement on a net basis, it will be required to segregate assets with a daily value at least equal to the excess, if any, of the Fund's accrued obligations under the swap agreement over the accrued amount the Fund is entitled to receive under the agreement. If the Fund enters into a swap agreement on other than a net basis, it will be required to segregate assets with a value equal to the full amount of the Fund's accrued obligations under the agreement."

      9. ALSO ON PAGE 7, IN THE LAST PARAGRAPH OF THIS SECTION, IT STATES THAT

            [T]HE NOTIONAL AMOUNT OF THE FUND'S STRATEGIC TRANSACTIONS THAT INCREASE OR DECREASE THE FUND'S EXPOSURE TO ENERGY SECTOR MLPS, ENERGY SECTOR AND ENERGY UTILITIES MLP-RELATED ENTITIES AND OTHER ENERGY SECTOR AND ENERGY UTILITIES COMPANIES, INCLUDING INVESTMENTS IN DERIVATIVES, WILL BE COUNTED TOWARDS THE FUND'S POLICY TO INVEST, UNDER NORMAL MARKET CONDITIONS, AT LEAST 85% OF ITS MANAGED ASSETS

            IN EQUITY AND DEBT SECURITIES OF MLPS, MLP-RELATED ENTITIES AND OTHER ENERGY SECTOR AND ENERGY UTILITIES COMPANIES [EMPHASIS ADDED].

      RULE 35D-1 REQUIRES THAT THE FUND HAVE AT LEAST 80% OF ITS NET ASSETS, PLUS THE AMOUNT OF ANY BORROWINGS FOR INVESTMENT PURPOSES, INVESTED IN MLPS AND ENERGY SECURITIES. PLEASE EXPLAIN TO US WHY THE FUND BELIEVES IT WILL BE COMPLIANT WITH RULE 35D-1 WHEN USING THE NOTIONAL AMOUNT OF ITS INVESTMENTS IN DERIVATIVES, RATHER THAN THE DERIVATIVES' MARKET VALUE, FOR THIS PURPOSE.

      Response: The Fund will not include its Strategic Transactions for purposes of satisfying Rule 35d-1 or its investment policy to invest at least 85% of its Managed Assets in equity and debt securities of MLPs, MLP-related entities and other energy sector and energy utilities companies. Accordingly, we have deleted the above-referenced sentence from the Prospectus.

      10. IN SPECIAL RISK CONSIDERATIONS, BEGINNING ON PAGE 12, WE HAVE THE FOLLOWING COMMENTS:

            A. PLEASE CONSIDER WHETHER EACH OF THE RISKS IN THIS SECTION ARE ASSOCIATED WITH THE INVESTMENT PHILOSOPHY OF THE SUB-ADVISOR TO FOCUS ON NON-CYCLICAL INDUSTRIES WITHIN THE ENERGY SECTOR. FOR EXAMPLE, ON PAGE 15, DEPLETION AND EXPLORATION RISK APPEARS TO BE RELATED PRIMARILY TO THE CYCLICAL INDUSTRIES OF THE ENERGY SECTOR IN WHICH INVESTMENT WILL BE LIMITED. IF THE RISK IS NOT ASSOCIATED WITH A PRINCIPAL INVESTMENT OF THE FUND, PLEASE MOVE THE DISCUSSION OF THE RISK TO THE SAI.

            Response: Please refer to our response to comment 4 above. Since many of the MLPs and MLP-related entities in which the Fund seeks to principally invest, while weighted towards non-cyclical, fee-for-service assets, may be exposed to some extent to risks related primarily to cyclical assets, we have retained the discussion of these risks in the Prospectus.

            B. ON PAGE 14, IN INVESTMENT CONCENTRATION RISK, IT STATES THAT "[T]HE FUND'S INVESTMENTS WILL BE CONCENTRATED IN THE ENERGY SECTOR, WITH A PARTICULAR CONCENTRATION IN ENERGY SECTOR MLPS AND MLP-RELATED ENTITIES." PLEASE REVISE THIS SENTENCE TO COMPLY WITH THE REQUIREMENT OF
      ITEM 8(2.B (2)) OF FORM N-2 THAT REGISTRANTS DISCLOSE THE "IDENTITY OF ANY PARTICULAR INDUSTRY OR GROUP OF INDUSTRIES IN WHICH THE REGISTRANT PROPOSES TO CONCENTRATE". IN DOING SO, PLEASE TRACK THE LANGUAGE OF THE FUND'S FUNDAMENTAL CONCENTRATION POLICY DISCLOSED ON PAGE 3 OF THE SAI, SO THAT THE DISCLOSURE HERE DESCRIBES THE FUND'S POLICY TO CONCENTRATE IN A "GROUP OF INDUSTRIES" THAT COMPRISE THE "ENERGY SECTOR". ALSO, SINCE "MLPS" ARE NOT AN INDUSTRY, PLEASE REVISE THE SENTENCE TO REPLACE THE PHRASE "PARTICULAR CONCENTRATION IN" WITH "A FOCUS ON", OR AS OTHERWISE APPROPRIATE.

            Response: Pursuant to your request, we have revised the above-referenced sentence as follows:

            "The Fund's investments will be concentrated in the group of industries that are part of the energy sector, with a particular focus on energy sector MLPs and MLP-related entities."

            C. ON PAGE 22, IN EQUITY SECURITIES RISK, PLEASE DISCLOSE THE RISKS ASSOCIATED WITH CONVERTIBLE SECURITIES, PREFERRED STOCK, WARRANTS AND DEPOSITORY RECEIPTS AS THESE SECURITIES ARE DISCLOSED AS BEING PRINCIPAL INVESTMENTS OF THE FUND.

            Response: Convertible securities, preferred stock, warrants and depository receipts are not currently expected to be principal investments of the Fund. Accordingly, we have moved the discussion in the Prospectus relating to these investments, and have additionally added disclosure regarding the risks associated with these investments, to the Statement of Additional Information.

            D. BEGINNING ON PAGE 24, IN STRATEGIC TRANSACTIONS RISK, AND THROUGHOUT THIS SECTION, PLEASE CUSTOMIZE THE DISCLOSURE OF THE RISKS OF DERIVATIVES TO HIGHLIGHT THE DERIVATIVES THAT THE FUND USES AS PRINCIPAL INVESTMENTS. FOR EXAMPLE, PLEASE INCLUDE A DISCUSSION OF THE RISKS ASSOCIATED WITH INTEREST RATE SWAPS, CAPS, FLOORS, COLLARS, CREDIT DEFAULT SWAPS, FUTURES AND CURRENCY FORWARDS, WHICH ARE MENTIONED IN THE SECTION HEDGING AND STRATEGIC TRANSACTIONS AS INVESTMENTS OF THE FUND. IN GENERAL, PLEASE REVIEW THE ADEQUACY OF THE DISCLOSURE CONCERNING DERIVATIVES IN THIS SECTION AND THROUGHOUT THE REGISTRATION STATEMENT, AND MAKE APPROPRIATE REVISIONS, IN LIGHT OF THE OBSERVATIONS SET FORTH IN THE LETTER FROM BARRY MILLER, ASSOCIATE DIRECTOR, DIVISION OF INVESTMENT MANAGEMENT, TO KARRIE MCMILLAN, GENERAL COUNSEL, INVESTMENT COMPANY INSTITUTE, JULY 30, 2010 (AT HTTP://WWW.SEC.GOV/ DIVISIONS/INVESTMENT/GUIDANCE/ICI07010.PDF).

            Response: Pursuant to your request, we have revised the disclosure of the risks of Strategic Transactions in the Prospectus to highlight only those Strategic Transactions that the Fund currently intends to use as principal investments, which are covered call options and interest rate swap agreements. To the extent that a Strategic Transaction is not expected to be a principal investment of the Fund, we have moved the discussion of the risks associated with such transactions to the Statement of Additional Information.

            E. ON PAGE 30, IN NON-DIVERSIFICATION, IT APPEARS THAT THERE MAY BE SOME WORDS AND NUMBERS MISSING. PLEASE COMPLETE THE SENTENCE BEGINNING "[A]S OF OCTOBER 1, 2013" TO INDICATE THE NUMBER OF PUBLICLY TRADED MLPS AND THE PERCENTAGE OF WHICH OPERATE ENERGY ASSETS.

            Response: Pursuant to your request, we have revised the above-referenced sentence as follows to include the missing information:

            "As of December 13, 2013, there were approximately 108 publicly traded MLPs with a market capitalization of $439 billion."

            F. IN GENERAL, THIS SECTION IS LENGTHY AND HIGHLY DETAILED. ALSO, SOME DISCLOSURE, SUCH AS THAT IN LEGISLATION AND REGULATION RISK, DESCRIBES THE CURRENT STATE OF THE GENERAL REGULATORY ENVIRONMENT, WHICH, ALBEIT, MAY BE RELATED TO THE FUND, BUT IT DOES NOT DESCRIBE THE SPECIFIC RISKS OF INVESTING IN THE FUND. PER ITEM 8.3 OF FORM N-2, PLEASE CONSIDER REVISING THIS SECTION TO "CONCISELY DESCRIBE THE RISKS ASSOCIATED WITH AN INVESTMENT IN THE REGISTRANT." IN ADDITION, ON PAGE 28, THE RISK DESCRIBED IN SHAREHOLDERS IS VAGUE AND UNHELPFUL. CONSIDER DELETING OR REVISING TO CLARIFY THIS RISK. FURTHERMORE, CERTAIN AFFILIATIONS DESCRIBES THE REGULATORY RESTRICTIONS ON TRANSACTIONS WITH AFFILIATED BROKERS. AS THESE ARE LONGSTANDING RESTRICTIONS, PLEASE CONSIDER WHETHER THEY ARE "RISKS" OF INVESTING IN THE FUND. IF NOT, PLEASE DELETE.

            Response: Pursuant to your request, we have revised the Recent Market and Economic Developments and Legislation and Regulation Risk sections in Special Risk Considerations to remove the general descriptions relating to the market and economic and regulatory environment not concerning the specific risks of investing in the Fund. In addition, we have removed the section Certain Affiliations from the Prospectus.

SUMMARY OF FUND EXPENSES

      11. IN THE INTRODUCTORY PARAGRAPH, IT STATES THAT THE TABLE IN THIS SECTION SHOWS THE FUND'S EXPENSES "AS A PERCENTAGE OF THE FUND'S NET ASSETS ATTRIBUTABLE TO COMMON SHARES". PLEASE EXPLAIN TO US HOW THE FUND DETERMINES ITS NET ASSETS FOR THIS PURPOSE.

      Response: Net assets attributable to Common Shares is based on the presumed gross sales to be derived from the initial public offering of the Fund, less the sales load and offering costs.

      12. THIS SECTION REFERS TO COMMON SHAREHOLDERS AS "YOU" AND "COMMON SHAREHOLDERS" IN SHAREHOLDER TRANSACTION EXPENSES AND AS "INVESTORS" IN THE EXAMPLE. PLEASE REVISE TO REFER TO COMMON SHAREHOLDERS USING A CONSISTENT TERM THROUGHOUT THIS SECTION.

      Response: Pursuant to your request, we have replaced the references to "you" and "Investors" in Shareholder Transaction Expenses and Example, respectively, with "Common Shareholders."

NET ASSET VALUE

      13. ON PAGE 64, IT STATES THAT "[A]NY DERIVATIVE TRANSACTION THAT THE FUND ENTERS INTO MAY, DEPENDING ON THE APPLICABLE MARKET ENVIRONMENT, HAVE A POSITIVE OR NEGATIVE VALUE FOR PURPOSES OF CALCULATING NAV." PLEASE CONFIRM THAT FOR PURPOSE OF CALCULATING THE FUND'S NAV, THE FUND USES THE MARKET, NOT NOTIONAL, VALUE OF DERIVATIVES.

      Response: We confirm that, for purposes of calculating the Fund's net asset value, the Fund will use the market value of the derivatives in which it invests.

                      STATEMENT OF ADDITIONAL INFORMATION

      14. ON PAGE 28, IT STATES THAT THE FUND MAY ENGAGE IN TRANSACTIONS INVOLVING TOTAL RETURN SWAPS. WHEN THE FUND DOES ENGAGE IN TOTAL RETURN SWAPS IT MUST SET ASIDE AN APPROPRIATE AMOUNT OF SEGREGATED ASSETS. SEE GENERALLY INVESTMENT COMPANY ACT RELEASE NO. 10666 (APR. 18, 1979). PLEASE NOTE THAT THE COMMISSION RECENTLY ISSUED A CONCEPT RELEASE EXPLORING ISSUES RELATING TO THE USE OF DERIVATIVES BY FUNDS, INCLUDING WHETHER CURRENT MARKET PRACTICES INVOLVING DERIVATIVES ARE CONSISTENT WITH THE LEVERAGE PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940. SEE INVESTMENT COMPANY ACT RELEASE NO. 29776 (AUG. 31, 2011). ACCORDINGLY, PLEASE BE AWARE THAT THE COMMISSION OR ITS STAFF COULD ISSUE FUTURE GUIDANCE RELATED TO DERIVATIVES (SUCH AS TOTAL RETURN SWAPS) AND LEVERAGE, INCLUDING GUIDANCE RELATED TO COVERAGE REQUIREMENTS, WHICH COULD IMPACT THE MANNER IN WHICH THE FUND OPERATES.

      Response: We are aware that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

      15. ON PAGE 31, IT STATES THAT "[I]N ORDER TO REDUCE THE RISK ASSOCIATED WITH LEVERAGING, THE FUND MAY COVER ITS CURRENT OBLIGATIONS UNDER SWAP AGREEMENTS ACCORDING TO GUIDELINES ESTABLISHED BY THE SEC [EMPHASIS ADDED]." PLEASE REPLACE "MAY" WITH "WILL".

      Response: Pursuant to your request, we have replaced the word "may" with "will" in the above-referenced sentence.

                                * * * * * * * *

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.

                                            Very truly yours,

                                            CHAPMAN AND CUTLER LLP


                                            By    /s/ Walter Draney
                                              ----------------------------
                                                     Walter Draney


Enclosures